EXHIBIT 99.1

News Release dated February 12, 2018, Suncor Energy acquires additional interest in
Syncrude and interest in Norway’s Fenja field

News Release

FOR IMMEDIATE RELEASE

All financial figures are in Canadian dollars, unless otherwise noted

Suncor Energy acquires additional interest in Syncrude and interest in Norway’s Fenja field

Calgary, Alberta (Feb. 12, 2018) — Suncor today announced it has reached an agreement to acquire Mocal Energy’s 5% interest in the Syncrude joint venture for US$730 million, or approximately Cdn$920 million, subject to closing adjustments. The transaction will be effective as of Jan.1, 2018 and is anticipated to close in the first quarter of 2018.

“This transaction reflects our confidence in the long-term future of the oil sands and the high quality and value of the Syncrude asset, adding 17,500 barrels per day of high quality light sweet synthetic crude capacity to our portfolio,” said Steve Williams, president and chief executive officer. “We will continue to work closely with our joint venture partners and the operator, Syncrude, to accelerate performance improvements and seek regional synergy opportunities.”

Through this transaction Suncor’s share in the Syncrude joint venture will increase from 53.74% to 58.74%. Subsequent to the successful close of this transaction, the joint venture partners will be Suncor (58.74%), Imperial Oil Resources (25%), Sinopec Oil Sands Partnership (9.03%) and Nexen Oil Sands Partnership (7.23%).

Suncor also announced today an acquisition by its wholly owned subsidiary, Suncor Energy Norge AS, of a 17.5% participating interest in the Fenja Development from Faroe Petroleum for US$54.5 million or approximately Cdn$68 million, subject to closing adjustments. The transaction is effective Jan.1, 2018 and is expected to close in the second quarter of 2018.

The transaction is a strategic fit within the Suncor offshore portfolio adding a de-risked project that is expected to provide profitable growth in an area where Suncor has existing knowledge, expertise and assets.

The Fenja field was discovered in 2014, in the Norwegian Sea, approximately 30 kilometres southwest of the Statoil-operated Njord field. The development concept is a subsea tie-back to the Statoil- operated Njord platform. Production is planned to start up in 2021. Suncor’s share of go-forward capital is estimated to be Cdn$280 million, based on the operator’s gross projected development cost of NOK 10.2 billion.

The transaction is subject to customary closing conditions and regulatory approvals as well as approval of the Fenja Plan for Development and Operation (PDO) by the Norwegian Ministry of Petroleum and Energy. Subsequent to the successful close of this transaction, the joint venture partners will be operator VNG Norge (30%), Point Resources (45%), Suncor (17.5%) and Faroe Petroleum (7.5%).

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com laws. Forward-looking statements in this news release include references to: the acquisitions, including the effective dates and closing and the anticipated timing thereof; the long-term future of the oil sands; the expected production capacity of high quality light sweet synthetic crude to be added to Suncor’s portfolio from the acquisition of the 5% interest in Syncrude; plans to continue to work closely with our joint venture partners and the operator, Syncrude, to accelerate performance improvements and seek regional synergy opportunities; and statements about the Fenja Development, including the expectation that the project will provide profitable growth, the planned timing for the startup of production, Suncor’s estimated share of go-forward capital, and the operator’s gross projected development cost. Forward-looking statements may be identified by words like “will”, “anticipated”, “expected”, “planned”, “future” and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies, including royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; the satisfaction by third parties of their obligations to Suncor; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Report to Shareholders for the Fourth Quarter of 2017 dated February 7, 2018 and its Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated March 1, 2017, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to  invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at  sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

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